BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

DECEMBER 31, 2005

DAVIDSON & COMPANY LLP          Chartered Accountants                                               A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Black Mountain Capital Corporation
(formerly Mercury Partners & Company Inc.)

We have audited the consolidated balance sheets of Black Mountain Capital Corporation (formerly Mercury Partners & Company Inc.) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 22, 2006
A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	December 31,
	2005	2004
ASSETS
CURRENT
Cash	$14,392	$657,988
Marketable securities (Note 3)	112,234	112,818
Loan and receivables (Note 4)	21,669	22,561
Total current assets	148,295	793,367

Long-term investments, cost (Note 5)	337	2,364
Property and equipment (Note 6)	-	1,741
Total assets	$148,632	$797,472

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT
Accounts payable	$166,794	$245,164
Accrued liabilities (Note 10(b))	-	601,760
Due to related party (Note 7)	343,053	-
Total current liabilities	509,847	846,924

Shareholders' deficiency
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding
8,183,733 common shares at December 31, 2005 and 2004	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares at December 31, 2005 and 2004	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	388,464	399,948
Deficit	(3,883,627)	(3,583,348)
Total shareholders’ deficiency	(361,215)	(49,452)
Total liabilities and shareholders’ deficiency	$148,632	$797,472

Organization and operations (Note 1)
Contingencies (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	December 31,
	2005	2004	2003
REVENUE	$51,865	$61,170	$75,704

EXPENSES
Amortization	1,741	6,301	4,229
General and administrative (Note 9)	111,052	222,340	169,006
Directors and management fees (Note 8(a and))	91,370	76,360	3,529
Interest	15,967	134	40
Total expenses	220,130	305,135	176,804
Loss before other income (expense)	(168,265)	(243,965)	(101,100)

OTHER INCOME (EXPENSE)
Equity income (loss) (Note 5)	-	(4,521)	2,397
Write-down of marketable securities	-	-	(260)
Write-down of long-term investments	(1)	-	(426,950)
Gain (loss) on sale of long-term investments	82,903	(195,854)	-
Loss on sale of equipment	-	(3,604)	-
Recovery of loan and receivable (Note 4)	-	-	108,065
Loss on settlement of lawsuits (Note 10(b and c))	(214,916)	(1,380,556)	-
Excise tax re-assessed	-	-	(99,707)
Total other income (expense), net	(132,014)	(1,584,535)	(416,455)
Net loss for the year	$(300,279)	$(1,828,500)	$(517,555)
Basic and diluted loss per common share	$(0.05)	$(0.31)	$(0.09)
Weighted average number of common shares outstanding	5,933,514	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in U.S. dollars)

	Common Shares			Treasury Shares
	Number of Shares	Amount	Additional Paid-in Capital	Number of Shares	Amount	Cumulative Translation Adjustment	Deficit	Total
Balance at December 31, 2002	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$(46,294)	$(968,564)	$2,119,090
Cumulative translation adjustment	-	-	-	-	-	437,425	-	437,425
Net loss for the year	-	-	-	-	-	-	(517,555)	(517,555)
Balance at December 31, 2003	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	391,131	(1,486,119)	2,038,960
Cumulative translation adjustment	-	-	-	-	-	8,817	-	8,817
Dividend (Note 5)	-	-	-	-	-	-	(268,729)	(268,729)
Net loss for the year	-	-	-	-	-	-	(1,828,500)	(1,828,500)
Balance at December 31, 2004	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	399,948	(3,583,348)	(49,452)
Cumulative translation adjustment	-	-	-	-	-	(11,484)	-	(11,484)
Net loss for the year	-	-	-	-	-	-	(300,279)	(300,279)
Balance at December 31, 2005	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$388,464	$(3,883,627)	$(361,215)

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(300,279)	$(1,828,500)	$(517,555)
Items not affecting cash:
Amortization	1,741	6,301	4,229
Equity (income) loss	-	4,521	(2,397)
Recovery of loan and receivables	-	-	(108,065)
Write-down of marketable securities	-	-	260
Write-down of long-term investments	1	-	426,950
(Gain) loss on sale of long-term investments	(82,903)	195,854	-
Loss on sale of equipment	-	3,604	-

Changes in non-cash working capital items:
Decrease in marketable securities	4,338	5,382	10,471
Decrease in loan and receivables	1,643	32,939	15,624
Increase (decrease) in accounts payable	(86,528)	170,742	(80,643)
Increase (decrease) in accrued liabilities	(621,784)	601,760	-
Increase (decrease) in due to related party	343,053	-	(22,795)
Net cash used in operating activities	(740,718)	(807,397)	(273,921)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(617)	(21,162)	(244,152)
Proceeds on sale of long-term investments	85,546	1,125,037	-
Net cash provided by (used in) investing activities	84,929	1,103,875	(244,152)
Effect of foreign exchange on cash	12,193	120,405	102,598
Change in cash, during the year	(643,596)	416,883	(415,475)
Cash, beginning of year	657,988	241,105	656,580
Cash, end of year	$14,392	$657,988	$241,105
Cash paid during the year for interest	$7	$134	$40
Cash paid during the year for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.    Organization and Operations

Black Mountain Capital Corporation (the "Company") is organized under the Yukon Business Corporations Act and changed its name from Mercury Partners & Company Inc. on May 2, 2005. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

During the year ended December 31, 2004, the Company’s shareholders approved a reduction of capital stock and deficit by $1,486,119. This transaction has not been completed and accordingly these financial statements do not reflect any change in capital stock or deficit.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

Going Concern
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, including funding from related parties, completing public equity financing or generating profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.    Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Loan and receivables

Provisions are made for doubtful accounts and loan losses on an individual basis.

Long-term investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis. Cost of investments includes acquisition costs of shares, as well as legal and consulting costs related to maintaining the Company’s interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar. Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates, while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholders’ equity as cumulative translation adjustment.

Revenue recognition

Revenue consists of gains or losses from trading securities, interest income from a loan and investments of cash and cash equivalents, royalty revenue and management and merchant banking fees. Gains and losses from trading are recorded when securities are disposed of. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided and collection is reasonably assured. Oil and gas royalty revenue from the Company’s pro rata interest in oil and gas claims in Alberta are recorded when received.

Net loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on net loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. This calculation proved to be anti-dilutive for the years ended December 31, 2005, 2004 and 2003. The dilutive instrument consisted of stock options convertible into Nil (2004 - 120,000; 2003 - 120,000) common shares.

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Stock-based compensation

Effective January 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. The granting of stock options and direct awards of stock to employees and non-employees will be recorded at fair value, estimated using the Black-Scholes option pricing model, on the date of grant and amortized over the vesting period. Any consideration paid on the exercise of stock options is credited to capital stock. There is no impact for the years presented.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered it provides a valuation allowance against the excess.

Comparative figures

Certain of the comparative figures have been reclassified in order to conform with the current year’s presentation.

3.    Marketable Securities

	2005		2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$10,575	$2,132	$47,214	$2,133
American	357,070	110,102	369,786	110,685
Total Marketable Securities	$367,645	$112,234	$417,000	$112,818

4.    Loan and Receivables

	2005	2004
Loan	$16,439	$15,910
Receivables	5,230	6,651
	$21,669	$22,561

As at December 31, 2005, the loan in the amount of $16,439 (2004 - $15,910) was unsecured and bears interest at 8% per annum.

During the year ended December 31, 2003, a loan in the amount of $108,065, which had been written-down during the 2002 fiscal year, was recovered in the form of common shares of a public U.S. company having a market price of $306,530 at December 31, 2003. The recovery and investment have been recorded at the carrying amount of the original loan.

5.    Long-term Investments

	2005		2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Investments carried at cost	$147,513	$337	$1,212	$2,364
Total Long-term Investments	$147,513	$337	$1,212	$2,364

	2005		2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Canadian publicly traded securities	$147,513	$337	$1,212	$2,364
Total Long-term Investments	$147,513	$337	$1,212	$2,364

Long-term Investments, equity

As at December 31, 2005, the Company held a Nil% (2004 - 0.6%) interest in the common shares of North Group Limited (“North Group”), a company with common directors. The Company distributed its investment in North Group to the Company’s shareholders during the year ended December 31, 2004 by paying a dividend in kind of 2,492,076 shares of North Group, representing 20.15% of the outstanding shares, valued at $268,729.

The Company recorded equity income (loss) totalling $Nil (2004 - $(4,521); 2003 - $2,397) to the date of the dividend in kind and recorded the investment on a cost basis thereafter for its remaining shares.

6.    Property and Equipment
	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$33,344	$33,344	$-	$33,344	$31,729	$1,615
Computer equipment	49,669	49,669		49,669	49,669	-
Leasehold improvements	3,880	3,880	-	3,880	3,754	126
	$86,893	$86,893	$-	$86,893	$85,152	$1,741

The Company holds an interest in certain oil and gas properties in Alberta with a carrying value of $Nil (2004 - $Nil). Title to the properties is subject to a dispute (Note 10(a)).

7.    Due to Related Party

Due to related party consists of a demand loan payable to a private company of executive management of the Company, which bears interest at 6% per annum and is unsecured.

8.    Related Party Transactions

As part of the Company's merchant banking activities, the Company often appoints a representative to the client company's board of directors. Accordingly, such transactions are considered to be related party transactions in nature.

The Company entered into the following transactions with related parties:

a)	Paid or accrued $72,636 (2004 - $65,338; 2003 - $Nil) in management fees to private companies of the executive management of the Company.

b)	Paid or accrued directors fees of $18,734 (2004 - $11,022; 2003 - $3,529) to independent directors of the Company.

c)
Paid or accrued interest of $15,960 (2004 - $Nil; 2003 - $Nil) to a private company of executive management of the Company who made a loan to the Company in the amount of CAD$400,000 (2004 - $Nil) (Note 7).

d)	During the year ended December 31, 2004, paid a dividend in kind, valued at $268,729, to shareholders consisting of 2,492,076 shares of North Group, a company with common directors (Note 5).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.    General and Administrative Costs

General and administrative costs include the following expenses:

	2005	2004	2003
Consulting fees, salaries and benefits	$304	$40,008	$47,861
Non-recoverable GST	8,799	27,732	14,062
Office and miscellaneous	3,266	17,030	3,583
Professional fees	85,387	123,913	89,405
Regulatory, transfer agent and shareholder communication	13,296	13,657	14,095
	$111,052	$222,340	$169,006

10.    Contingencies

Litigation

a)    A statement of claim has been filed against the Company to recover certain oil and gas properties (Note 6), which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b)    During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim alleging that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints by Cybersurf. This amount and related legal costs of $699,793 (2005 - $118,827) were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)
During the year ended December 31, 2005, the Company settled with the Alberta Securities Commission (the “ASC”) in respect of an alleged breach of takeover bid rules and control persons’ reporting obligations. Pursuant to the terms of the settlement, the Company paid $40,693 to the ASC to, among other things, mitigate the continuing expense of protracted litigation. This amount and related legal costs of $55,396 were recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

11.    Supplemental Disclosure With Respect to Cash Flows

There were no significant non-cash transactions during the year ended December 31, 2005.

The significant non-cash transaction during the year ended December 31, 2004, consisted of the Company paying a dividend in kind, valued at $268,729, to shareholders in the form of shares of North Group (Note 5).

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company receiving common shares in a U.S. public company as settlement of a $108,065 loan, which was written off in 2002 (Note 4).

12.    Stock Options

The Company has a stock option plan to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the Toronto Venture Exchange (“TSX-V”). Under the plan, the exercise price of each option cannot be less than the price permitted by the TSX-V. The options can be granted for a maximum term of 5 years or as allowed by the TSX-V and terms of vesting are determined by the board of directors.

During the year ended December 31, 2005, 120,000 (2004 - Nil, 2003 - Nil) stock options with a weighted average exercise price of $1.25 per option expired. During the years ended December 31, 2005, 2004 and 2003, no stock options were granted or exercised.

13.    Financial Instruments

The Company's financial instruments consist of cash, marketable securities, loan and receivables, investments, accounts payable and accrued liabilities and due to related party. The Company does not believe it is subject to any significant concentration of credit risk. Although cash balances were held in excess of federally insured limits, they were in place with major financial institutions and major corporations. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that may be undertaken.

14.    Income Taxes

A reconciliation of income tax recovery at Canadian statutory rates with the reported taxes is as follows:

	2005	2004	2003
Loss before income taxes	$(300,279)	$(1,828,500)	$(517,555)

Expected income tax recovery	$(104,707)	$(651,310)	$(194,704)
Equity income	-	(1,890)	(969)
Expenses unrecognized for tax purposes	11,392	574,470	167,096
Unrecognized benefit of non-capital losses	93,315	78,730	28,577
Total income taxes	$-	$-	$-

Details of the Company's future income tax assets are as follows:

	2005	2004
Future income tax assets:
Non-capital losses available for future periods	$823,000	$779,000
Net capital losses available for future periods	2,171,000	2,264,000
Equipment	80,000	82,600
Other items	19,000	11,980
	3,093,000	3,137,580
Valuation allowance	(3,093,000)	(3,137,580)
	$-	$-

The Company has non-capital losses of approximately $2,494,000 available to reduce future years’ taxable income, which expire through to 2015. The Company also has net capital losses of approximately $6,579,000, which can be carried forward indefinitely and applied against future years’ taxable capital gains.

Future tax benefits of these losses have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

15.    Segmented Information

The Company has determined that it has one operating and reportable segment, being the financial services industry in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in Note 1.

16.    Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The material variations in the accounting principles, practices and methods used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") are described and quantified below.

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:

	2005	2004
Balance sheets
Current assets, Canadian GAAP	$148,295	$793,367
Unrealized holding gain on trading securities	255,411	304,182
Current assets, U.S. GAAP	403,706	1,097,549
Long-term investments, Canadian GAAP	337	2,364
Unrealized holding gain (loss) on available-for-sale securities	147,176	(1,152)
Long-term investments, U.S. GAAP	147,513	1,212
Property and equipment, Canadian GAAP and U.S. GAAP	-	1,741
Total assets, U.S. GAAP	$551,219	$1,100,502

Current liabilities, Canadian GAAP and U.S. GAAP	$509,847	$846,924
Shareholders' deficiency, Canadian GAAP	(361,215)	(49,452)
Unrealized holding gain (loss) on available-for-sale securities	147,176	(1,152)
Unrealized holding gain on trading securities	255,411	304,182
Shareholders' equity, U.S. GAAP	41,372	253,578
Total liabilities and shareholders' equity, U.S. GAAP	$551,219	$1,100,502

	2005	2004	2003
Statements of operations
Net loss for the year, Canadian GAAP	$(300,279)	$(1,828,500)	$(517,555)
Adjustments on trading securities	(88,284)	(19,767)	201,301
Net loss for the year, U.S. GAAP	$(388,563)	$(1,848,267)	$(316,254)
Basic and diluted loss per common share, U.S. GAAP	$(0.065)	$(0.311)	$(0.053)

At December 31, 2005, Nil (2004 - 120,000; 2003 - 120,000) potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows as the adjustments to the carrying values of marketable securities and long-term investments required under U.S. GAAP are comprised of unrealized holding gains and losses only.

Marketable securities

For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders’ equity until realized for available-for-sale securities and included in earnings for trading securities. Under SFAS 115, the Company’s investment in marketable securities in the amount of $112,234 (2004 - $112,818) would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $337 (2004 - $2,364) would be classified as available-for-sale securities.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2005
Trading securities	$112,234	$255,411	$-	$367,645
Available-for-sale securities	337	147,176	-	147,513
	$112,571	$402,587	$-	$515,158

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2004
Trading securities	$112,818	$304,182	$-	$417,000
Available-for-sale securities	2,364	-	(1,152)	1,212
	$115,182	$304,182	$(1,152)	$418,212

Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. In previous years, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options were measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective for fiscal years ending after December 15, 2002, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the fair value based method effective January 1, 2003.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2003.

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders’ equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive income (loss) is as follows:

	2005	2004	2003
Net loss for the year, U.S. GAAP	$(388,563)	$(1,848,267)	$(316,254)
Other comprehensive income:
Adjustments on available for sale securities	148,327	481,964	201,569
Cumulative translation adjustment	(11,484)	8,817	437,425
Comprehensive net income (loss) for the year, U.S. GAAP	$(251,720)	$(1,357,486)	$322,740

New accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)
Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

ii)
Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.
iv)
Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services”. SFAS 123R also does not address the accounting for employee share ownership plans, which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005.

Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, the FASB issued SFAS No. 154 (“SFAS No. 154”) “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions those provisions should be followed.

SFAS No. 154 carries forward without change to the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Canadian Standards

Investment Companies

Accounting Guideline 18 presents the views of the Accounting Standards Board on the determination of an investment company and the applicable accounting treatment. The purpose of this Guideline is to indicate when a company should be considered an investment company, as well as providing guidance about how investments should be represented in an investment company’s financial statements. The guideline states that investment companies are to carry investments at fair value when they otherwise would have had to consolidate them or account for them using the equity method.

This Guideline applies to all investment companies whose fiscal year started on or before July 1, 2004. Some rules that are based on Accounting Guideline 18, relating to variable interest entities, do not come into effect until fiscal years beginning on or after November 1, 2004.

The Company did not meet the criteria of an investment company.

* * *